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                                                             Exhibit (a)(2)(ii)

BARRETT RESOURCES CORPORTION

news release


FOR IMMEDIATE RELEASE
---------------------

CONTACT:
Frank Keller/Robert Howard        Paul Verbinnen/David Reno/Jonathan Gasthalter
Barrett Resources                 Citigate Sard Verbinnen
303-572-3900                      212-687-8080


                BARRETT RESOURCES BOARD RECOMMENDS SHAREHOLDERS
                       REJECT $55 PER SHARE SHELL OFFER

     DENVER, CO - March 22, 2001 - Barrett Resources Corporation (NYSE: BRR) today announced that its Board of Directors voted unanimously to recommend that Barrett shareholders reject Shell Oil Company's $55 per share cash tender offer as inadequate and not in the best interests of Barrett's shareholders.

     Peter A. Dea, Chairman and Chief Executive Officer of Barrett, stated,
"Our Board's position remains clear and unanimous - we are taking all necessary steps to maximize shareholder value. The Shell offer is an inadequate attempt to buy Barrett at a price advantageous to Shell and not Barrett's shareholders."

     As previously disclosed, on March 8, 2001 the Barrett Board authorized management to promptly pursue strategic alternatives, including seeking proposals from qualified parties to facilitate a full appreciation of the value of Barrett's assets. That process is underway.

     In making its determination, the Barrett Board considered a number of factors, including the following:

     . The Board's belief that the Shell offer undervalues Barrett and does not reflect the current or long-term values inherent in the Company;

     . The positive outlook for the market for natural gas, including the strong commodities market and the favorable long-term outlook for increased gas demand in light of the current and projected tight markets for electricity;

     . Barrett's substantial acreage, natural gas reserves and natural gas production located in the Rocky Mountain region, which contains some of the largest and least exploited natural gas basins in the lower 48 states. The acreage and reserves consist predominantly of natural gas located on properties where Barrett has a high working interest ownership. Barrett operates over 90% of its production;
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     .    The potential for significant internal growth of Barrett's natural gas reserves and production due to, among other things, Barrett's large acreage position in the Piceance Basin (134,000 net acres) and the Powder River Basin (476,000 net acres);

     . The fact that, with respect to the Piceance Basin, on March 5, 2001, Barrett filed an application with the Colorado Oil and Gas Conservation Commission requesting 20-acre increased density on an additional 16,000 acres. Based on the approval of two prior 20-acre increased density applications covering 13,000 acres, the Company believes its application will be approved. If approved, this application alone would lead to a substantial increase in Barrett's proved natural gas reserves this year;

     . The Board's belief that it is likely that Barrett will report a further increase in proved natural gas reserves at year-end 2001, which is materially greater than its recent year-to-year increases;

     . Barrett's increase in natural gas reserves from approximately 1.2 trillion cubic feet equivalent at year end 1999 to approximately 1.4 trillion cubic feet equivalent at year end 2000, even after the record growth in Barrett's production in 2000;

     . Barrett's strong increase in year-to-date operating cash flow, which has since year-end 2000 resulted in decreasing levels of indebtedness, while still funding Barrett's capital expenditure program in full;

     . The opinions of Goldman, Sachs & Co. and Petrie Parkman & Co., financial advisors to the Company, that, as of March 22, 2001, the Shell tender offer is inadequate; and

     . The Board's belief, after discussions with its financial advisors and the Board's evaluation of the progress of the previously announced process for seeking strategic alternatives, that there is a reasonable likelihood that the process will yield a superior transaction.

     The full text of the Board's recommendation is contained in Barrett's
Schedule 14D-9 which will be available on the SEC website at www.sec.gov.

     Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.
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Forward-Looking Statements

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include the Company's current views with respect to future events, financial performance, Board decisions with respect to modifying the process described herein, and expectations of responses by potential qualified parties. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

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